

02007972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42470

SEC RECEIVED
SEP 27 2002
WASH. 155 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUSCATLAN SECURITIES CORP. fka CENTRICA SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 CALLE 1-04, ZONA 10 EDIFICIO CENTRICA PLAZA NIVEL 8
(No. and Street)

GUATEMALA	GUATEMALA	01010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FEDERICO BAUER RODRIGUEZ (502) 366 2787
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. GILBERT & COMPANY, CPAs
(Name — *if individual, state last, first, middle name*)

600 WEST HILLSBORO BLVD. #510	DEERFIELD BEACH,	FLORIDA	33441
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FEDERICO BAUER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSCATLAN SECURITIES CORP., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)

FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

J.D. GILBERT & COMPANY

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
FINANCIAL STATEMENTS

June 30, 2002 and 2001

TABLE OF CONTENTS

Page No.

Independent Auditors' Report 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to the Financial Statements 6-8

Supplementary Information - Schedules I and II 9-10

Report on Internal Control Required by SEC Rule 17a-5 11-12



J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 · (954) 419-1000 · Fax (954) 419-1040
Toll Free (888) 419-2727 · E-Mail cpas@jdgilbert.com

Independent Auditors' Report

Board of Directors
Cuscatlan Securities Corp.

We have audited the accompanying statements of financial condition of Cuscatlan Securities Corp., f/k/a Centrica Securities Corp., as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuscatlan Securities Corp. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Gilbert & Company

Deerfield Beach, Florida
September 12, 2002

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

ASSETS

	2002	2001
Cash	$119,707	$151,736
Deposits with Clearing Organizations	632,326	224,695
Commissions Receivable from Broker-Dealers	753	-
Securities - Money Funds (Cash Equivalents)	97,203	58,356
Securities - Stocks	-	203
Accrued Interest Receivable	-	2,846
Prepaid Insurance and Other Expenses	1,410	1,473
Furniture and Fixtures, net of Accumulated Depreciation	5,914	9,130
Total Assets	$857,313	$448,439

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Payable to Clearing Organizations	$ -	$ 3,995
Accounts Payable and Accrued Expenses	11,382	7,772
Due to Cuscatlan Bank and Trust Ltd.	407,914	62,914
Income Taxes Payable	16,728	2,548
Total Liabilities	436,024	77,229
Stockholder's Equity:		
Common Stock - $.01 par value, 100,000 shares authorized, 12,500 shares issued and outstanding	125	125
Additional Paid-in Capital	127,326	127,326
Retained Earnings	293,838	243,759
Total Stockholder's Equity	421,289	371,210
Total Liabilities and Stockholder's Equity	$857,313	$448,439

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD)
STATEMENTS OF INCOME

For the Years Ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$111,234	$171,915
Transaction Trading	365,659	93,029
Interest and Dividends	7,987	14,412
Other Income	15,542	4,344
	500,422	283,700
Expenses:		
Administration Fees	345,000	214,000
Communications and Data Processing	12,686	8,844
Regulatory and Clearance Fees	25,483	5,000
Other Operating Expenses	45,834	31,193
Unrealized Depreciation	-	1,311
Interest	2,840	1,242
	431,843	261,590
Income before Income Taxes	68,579	22,110
Income Taxes	18,500	4,500
Net Income	$ 50,079	$ 17,610

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at June 30, 2000	$125	$127,326	$226,149
Net Income	-	-	17,610
Balance at June 30, 2001	125	127,326	243,759
Net Income	-	-	50,079
Balance at June 30, 2002	$125	$127,326	$293,838

The Accompanying Notes are an Integral Part of These Financial Statements

J.D. GILBERT & COMPANY

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2002 and 2001

Increase (Decrease) in Cash and Cash Equivalents

	2002	2001
Cash Flows from Operating Activities:		
Reconciliation of Net Income to Cash Provided by Operating Activities:		
Net Income	$ 50,079	$ 17,610
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	3,216	4,821
(Increase) Decrease in Assets:		
Deposits with Clearing Organizations	(407,631)	(95,883)
Commissions Receivable	(753)	4,011
Accrued Interest Receivable	2,846	(777)
Due from Cuscatlan Bank and Trust Ltd.	-	32,514
Prepaid Insurance and Other Expenses	63	-
Securities - Stocks	203	(203)
Increase (Decrease) in Liabilities:		
Payable to Clearing Organization	(3,995)	3,811
Income Taxes Payable	14,180	1,730
Accounts Payable and Accrued Expenses	3,610	1,539
Due to Cuscatlan Bank and Trust Ltd.	345,000	62,914
Cash Provided by Operating Activities	6,818	32,087
Net Increase in Cash and Cash Equivalents	6,818	32,087
Cash and Cash Equivalents, beginning of year	210,092	178,005
Cash and Cash Equivalents, end of year	$216,910	$210,092
Interest Paid	$ 2,840	$ 1,242
Income Taxes Paid	$ 4,279	$ 2,770

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Cuscatlan Securities Corp., f/k/a Centrica Securities Corp., (the Company) was incorporated in the State of Florida in September 1989. The Company became a member of the National Association of Securities Dealers, Inc. on August 9, 1990, and is registered with the Securities and Exchange Commission. The Company acts as an introducing broker, referring customers to Donaldson, Lufkin and Jenrette Securities Corporation (DLJ) and clearing transactions through Pershing, a division of DLJ. The Company primarily operates from an office in Guatemala, and its customers are primarily located in Central America. In January 2002, the Company got approval to open a branch office in Costa Rica.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for funds included in "deposits with clearing organizations." Funds on deposit exceed the federally insured limits.

Securities – Securities are valued at market value. Any difference between cost or amortized cost and market is included in income.

Furniture and Equipment – Furniture and equipment are recorded at cost and are depreciated over the useful lives of the assets of 5 to 7 years on an accelerated method. These assets are located in Guatemala.

Commission Revenue and Transaction Trading - Commission revenue and transaction trading profits are recorded on a trade date basis as securities transactions occur. A substantial portion of transaction trading profits in the year ended June 30, 2002 were realized on sales of Guatemala Republic Euro Notes to entities in Guatemala.

Income Taxes - Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 109. The Company files United States Federal and Florida income tax returns.

Fair Value of Financial Instruments - The carrying amounts of all financial instruments approximate fair values. The following assumptions are used for securities:

> *Securities - money funds*: because of the short maturity of those instruments, cost approximates fair value.
>
> *Securities – U.S. Treasuries and Bonds and Stocks*: the carrying value is based upon quoted market prices, a reasonable estimate of fair value.

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For commissions receivable, accrued interest receivable, deposits with and payables to clearing organizations, accounts payable and accrued expenses and income taxes payable, carrying value approximates fair value due to the short term nature of these assets and liabilities.

Estimates - These financial statements include estimates made by management as required by generally accepted accounting principles.

NOTE 2 – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations consist of the following at June 30:

	2002	2001
Cash	$150,320	$ 73,650
Money Funds	371,282	52,045
Securities - U.S. Treasuries, at fair market value	110,724	99,000
	$632,326	$224,695

NOTE 3 - FIXED ASSETS

Fixed assets at June 30 consisted of the following:

	2002	2001
Office Furniture	$ 31,462	$ 31,462
Office Equipment	9,766	9,766
Computer Equipment	38,620	38,620
Total Cost	79,848	79,848
Accumulated Depreciation	(73,934)	(70,718)
	$ 5,914	$ 9,130

NOTE 4 - INCOME TAXES

Income tax for the years ended June 30, 2002 and 2001 are comprised of federal income taxes of \$15,000 and \$3,500, respectively, and state income taxes of \$3,500 and \$1,000, respectively.

NOTE 5 - REFERRAL AGREEMENTS AND CONTINGENCY

The Company refers customers to Donaldson, Lufkin and Jenrette Securities Corporation (hereafter DLJ) under a verbal referral agreement. In consideration for the referrals, DLJ pays the Company commissions based upon gross customer transactions. The Company entered into a fully disclosed clearing agreement with Pershing Division, Donaldson, Lufkin & Jenrette Securities Corporation (hereafter Pershing) on January 6, 1997, for purposes of clearing its proprietary and certain customer transactions. In accordance with the agreement, a clearing deposit of \$100,000 is held by Pershing and is included in deposits with clearing organizations. The agreement also provides for fees for clearing services and data communications and transmissions. The agreement is cancelable by either party with 90 days notice. The Company is liable for any losses incurred by Pershing due to customer's failure to fulfill obligations under the customer's account.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Cuscatlan Bank and Trust Ltd. (CBT). Under an agreement with the Company, CBT performs introducing broker activities in Guatemala on behalf of the Company in exchange for a monthly administration fee. The administration fees charged include a base fee and a fee based upon a percentage of commission and trading income, as determined annually. These fees aggregated \$345,000 and \$214,000 for the years ended June 30, 2002 and 2001, respectively.

At June 30, 2002 and 2001, the Company accrued \$407,914 and \$62,914 in administration fees due to Cuscatlan Bank and Trust Ltd. This amount was paid in September 2002.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of \$250,094, which was \$220,880 in excess of its required net capital of \$29,214. The Company's ratio of aggregate indebtedness to net capital was 2 to 1.

SCHEDULE I

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2002

Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition, qualified for Net Capital		$421,289
Deductions for non-allowable assets -		
Cash Deposits with Clearing Organization	$150,320	
Prepaid Expenses	1,410	
Furniture and Equipment	5,914	
		(157,644)
Net Capital before haircuts on securities positions		263,645
Haircuts on securities -		
Trading and investment securities		(9,370)
Undue Concentration		(4,181)
Net Capital		$250,094
Computation of Aggregate Indebtedness:		
Total A.I. liabilities from Statement of Financial Condition		$436,024
Computation of Basic Net Capital Requirement:		
Minimum net capital required at 6.7%		$ 29,214
Minimum dollar net capital requirement		5,000
Net Capital Requirement		29,214
Excess Net Capital		220,880
Excess Net Capital at 1000 percent		206,492
Ratio: Aggregate indebtedness to net capital		1.7 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of June 30, 2002):		
Net Capital as reported in Company's Part II (Unaudited) FOCUS report		$462,293
Increase in non-allowed assets – cash at Pershing on FOCUS report		(97,654)
Net audit adjustments to ownership equity (primarily management fee and income taxes)		(68,187)
Increase in non-allowed assets, due to audit adjustments		(42,177)
Correction of Haircuts on Securities – Undue Concentrations		(4,181)
Net capital per above		$250,094

CUSCATLAN SECURITIES CORP.
F/K/A CENTRICA SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CUSCATLAN BANK & TRUST, LTD.)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2002

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(B) since the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



J.D. GILBERT & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Board of Directors
Cuscatlan Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Cuscatlan Securities Corp., f/k/a Centrica Securities Corp., for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cuscatlan Securities Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Deerfield Beach, Florida
September 12, 2002